EXHIBIT 4.108

Restructure Deed

Between

DRD (Offshore) Limited

DRD (Isle of Man) Limited

Emperor Mines Limited

Emperor Gold Mining Company Limited

Australia and New Zealand Banking Group Limited

Table of contents

This restructure deed

is made on   2006 between the following parties:

1   **DRD(Offshore) Limited**
Registration Number 114729C
of 14/15 Mount Havelock, Douglas, IM 1 2QG, Isle of Man
(**DRD Offshore**)

2   **DRD (Isle of Man) Ltd**
Registration Number 94445C
of Grovesnor House, 66/67 Athol Street, Douglas, IM 1 2QG, Isle of Man
(**DRD (IoM)**)

3   **Emperor Mines Limited**
ACN 007 508 787
of Level 1, 490 Upper Edward Street, Spring Hill, 4004, Queensland, Australia
(**Emperor**)

4   **Emperor Gold Mining Company Limited**
of c/- Level 1, 490 Upper Edward Street, Spring Hill, 4004, Queensland, Australia
(**EGMC**)

5   **Australia and New Zealand Banking Group Limited**
(ABN 11 055 357 522)
of ANZ House, Victoria Parade, Suva, Fiji
(**ANZ**)

Recitals

A.   DRD Offshore has agreed to sell all of the shares in DRD (IoM) to Emperor pursuant to a share sale agreement between DRD Offshore, Emperor and DRDGold Limited dated 16 November 2005 (**Share Sale Agreement**).

B.   Under the Share Sale Agreement, DRD Offshore and Emperor acknowledge that DRD (IoM) would be restructured such that (amongst other things) the Loan Agreement and the Subordinated Finance Documents would be novated to DRD Offshore.

C.   The parties wish to effect the novation of DRD (IoM)'s interest in the Loan Agreement and the Subordinated Finance Documents to DRD Offshore on the terms of this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1   Definitions and Interpretation

1.1   Definitions

In this deed, unless the context otherwise requires, words and phrases defined or referred to in the Share Sale Agreement have the same meaning when used in this deed, and in addition:

ANZ Facility Agreement means the credit facility provided by ANZ Bank to the Borrower dated 18 December 2002 (as amended);

Completion means completion of the restructure of the Loan Interest in accordance with clause 3 of this agreement;

Completion Date means the date that is 5 Business Days after the conditions in clause 2.1 are satisfied, or such other date as agreed in writing between DRD (IoM) and DRD Offshore;

Continuing Party means each of Emperor and EGMC;

Effective Date means 1 January 2006;

Encumbrance means an interest or power:

(a)   reserved in or over an interest in any asset; or

(b)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation and includes any agreement to create any of the above;

Finance Document has the same meaning as in the ANZ Facility Agreement;

Loan Agreement means the document titled "Loan Agreement" between EGMC, DRD (IoM) and Emperor dated 8 July 2005;

Loan Interest means all of DRD (IoM)'s right, title and interest in the Loan Agreement and the Subordinated Finance Documents;

Loan Transfer Amount means USD$7,425,000;

Share Sale Agreement means the document titled "share sale agreement" between DRD Offshore, Emperor and DRDGold Limited dated 16 November 2005;

Subordination Deed means the document titled 'Subordination Deed' between ANZ Bank, Emperor and DRD(IoM) dated 8 July 2005;

Subordinated Finance Documents means each of the following documents:

(a)   the document titled "Mortgage of Rights" between EGMC and DRD (IoM) dated 22 September 2005;

(b)   the document titled "Mortgage of Shares" between EGMC and DRD (IoM) dated 22 September 2005;

(c)   the document titled "Obligations Debenture" between DRD (IoM) and EGMC dated 22 September 2005; and

(d)   the Subordination Deed.

1.2   Interpretation

The principles of interpretation contained in clause 1.2 of the Share Sale Agreement apply to this deed unless the context otherwise requires.

1.3   Finance Documents

The parties acknowledge that this deed is a Finance Document for the purpose of the ANZ Facility Agreement.

2 Conditions for completion

2.1 Conditions

Clauses 3, 4 and 5 of this deed do not become binding on the parties and are of no force and effect unless and until all necessary consents and approvals required under Fijian law to effect the restructure of the Loan Interest under this deed are obtained, either unconditionally or on terms reasonably acceptable to DRD Offshore.

2.2 Reasonable endeavours

DRD IoM must use all reasonable endeavours to satisfy the condition precedent contained in clause 2.1 above, and each of DRD Offshore and each Continuing Party must provide all reasonable assistance and information for that purpose.

3 Restructure of Loan Interest

(a) On the Completion Date, in consideration of the payment of the Loan Transfer Amount by DRD Offshore to DRD (IoM) in a form agreed between those two parties, DRD (IoM) must novate to DRD Offshore the Loan Interest free and clear of all Encumbrances on the terms of this deed.

(b) As between the parties, on and from Completion, property in, title to and risk associated with the Loan Interest will accrue to DRD Offshore as if the restructure of that Loan Interest had occurred on the Effective Date.

4 Novation

4.1 Novation

On and from Completion, the parties novate the Loan Agreement and each of the Subordinated Finance Documents so that:

(a) DRD Offshore replaces DRD (IoM) under the Loan Agreement and each Subordinated Finance Document as if it is an original party to those documents; and

(b) a reference in the Loan Agreement and each Subordinated Finance Document to DRD (IoM) must be read as a reference to DRD Offshore,

and ANZ consents to the novation of DRD (IoM)'s right, title and interest in these documents to DRD Offshore.

4.2 Assumption of rights and obligations

(a) On and from Completion, DRD Offshore:

    (i) will be bound by and must comply with the Loan Agreement and each Subordinated Finance Document (so far as those documents apply to it); and

    (ii) obtains the rights and assumes the obligations of DRD (IoM) under the Loan Agreement and each Subordinated Finance Document (including any rights and obligations which accrued or arose before the Effective Date).

(b) On and from Completion, the Continuing Parties must continue to comply with the Loan Agreement and each Subordinated Finance Document (to the extent applicable to each of those parties) on the basis that DRD Offshore has replaced DRD (IoM) under each of those documents with effect from the Effective Date in accordance with this deed.

4.3 Release by Continuing Parties

(a) On Completion, ANZ and each Continuing Party releases DRD (IoM) from:

    (i) any obligation and liability under or in respect of the Loan Agreement or any of the Subordinated Finance Documents; and

    (ii) any action, claim or demand it has, or but for this clause 4.3 would have had, against DRD (IoM) under or in respect of the Loan Agreement or any of the Subordinated Finance Documents.

(b) ANZ and each Continuing Party gives this release regardless of:

    (i) when the obligation, liability, action, claim or demand arises; and

    (ii) whether or not it is now or in the future aware of the facts and circumstances relevant to any obligation, liability, action, claim or demand.

4.4 Release by DRD (IoM)

(a) On Completion, DRD (IoM) releases ANZ and each Continuing Party from:

    (i) any obligation and liability under or in respect of the Loan Agreement and any of the Subordinated Finance Documents; and

    (ii) any action, claim or demand it has, or but for this clause 4.4 would have had, against ANZ or any Continuing Party under or in respect of the Loan Agreement or any of the Subordinated Finance Documents.

(b) DRD (IoM) gives this release regardless of:

    (i) when the obligation, liability, action, claim or demand arises; and

    (ii) whether or not it is now or in the future aware of the facts and circumstances relevant to any obligation, liability, action, claim or demand.

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5 Loan Agreement undertakings

On and from Completion, the parties acknowledge and agree that:

(a) any payments to be made by Emperor to DRD Offshore under the Loan Agreement or the Subordinated Finance Documents is to be made into the following account:

Bank:	Wachovia Bank, NA, New York
Account:	The Royal Bank of Scotland International Limited
Account no:	20001903009149 (CHIPS:155424)
Swift code:	PNBPUS3NNYC
Currency:	USD$

(b) any notices to be given to DRD Offshore under the Loan Agreement or any of the Subordinated Finance Documents are to be given in accordance with clause 7.1 of this deed.

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6 Duties, costs and expenses

6.1 Stamp duty

DRD (IoM) must pay all stamp, transaction, registration, financial institutions, bank account debit and other duties and taxes including any fines and penalties which may be payable in relation to the execution, delivery, performance or enforcement of this deed.

6.2 Costs and expenses

DRD (IoM) must pay all costs and expenses of each of the other parties in relation to the negotiation, preparation, execution, delivery, completion or variation of this deed.

7 General

7.1 Notices

(a) Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this deed:

(i) must be in legible writing and in English addressed as shown below:

(1) if to DRD Offshore:
Address: 14/15 Mount Havelock, Douglas, IM 1 2QG, Isle of Man
Attention: Company Secretary
Facsimile: +(44) 01624 676 315;

(2) if to DRD (IoM):
Address: Grovesnor House, 66/67 Athol Street, Douglas, IM 1 2QG, Isle of Man
Attention: Company Secretary
Facsimile: +(44) 01624 676 315;

(3) if to Emperor:
Address: Level 1, 490 Upper Edward Street, Spring Hill, 4004, Queensland, Australia
Attention: Company Secretary
Facsimile: +(61) 7 3007 8080;

(4) if to EMGC:
Address: Vatukoula, Fiji
Attention: General Manager
Facsimile: +(679) 668 0779;

or as otherwise specified by a party by notice in writing to the other parties;

(ii) must be signed or in the case of a facsimile, appear to have been signed, by an authorised representative of the sender;

(iii) is regarded as given and received:

(1) if delivered by hand, when delivered to the addressee;

(2) if sent by post, 3 Business Days from and including the date of postage; or

(3) if sent by facsimile transmission, when the transmission is successfully transmitted as reported by the sender's machine,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received at 9.00am (addressee's time) on the following Business Day; and

(4) can be relied on by the addressee and the addressee is not liable to any other

person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(iv) A facsimile transmission is not regarded as successfully transmitted if the addressee telephones the sender within 4 hours after the transmission is received or regarded as received under clause 7.1(a)(iii) and informs the sender that it is not legible or is incomplete.

(v) A notice or communication under this deed may not be given by email.

(vi) In this clause 7.1, a reference to an addressee includes a reference to an addressee's directors, secretary, agents or employees and any person reasonably believed by the sender to be a director, secretary, agent or employee of the addressee.

7.2 Further Assurances

At any time after the date of this deed, the parties shall execute such documents and do all such acts and things as may reasonably be required for the purpose of giving the full benefit to all the provisions of this deed.

7.3 Counterparts

This deed may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this deed by executing any such counterpart.

7.4 Prohibition or enforceability

(a) Any provision of, or the application of any provision of, this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of this deed, which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions of this deed in that or any other jurisdiction.

(c) The application of this clause 7.4 is not limited by any other provision of this deed in relation to severability, prohibition or enforceability.

7.5 Waivers

(a) Any waiver or election in relation to a provision of or a right or remedy arising under this deed must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of a right, power, authority, discretion or remedy arising from a breach of or a default under this deed, does not result in a waiver of that right, power, authority, discretion or remedy.

7.6 Cumulative rights

The powers of a party under this deed do not exclude any other power.

7.7 Entire agreement

This deed and the documents referred to in this deed embody the entire agreement between the parties with respect to the subject matter of this deed and supersedes any prior negotiation, arrangement, understanding or agreement with respect to the subject matter of this deed.

7.8 Assignment and variation

A party may not assign its rights or obligations under this deed or vary any term of this deed without the consent of the other party in writing.

7.9 Governing Law and jurisdiction

(a)   This deed shall be governed by and construed in accordance with the laws of New South Wales.

(b)   The parties irrevocably agree that the courts of New South Wales are to have the non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this deed. The parties irrevocably submit to the non-exclusive jurisdiction of such courts and waive any objection to the proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

Executed as a deed:

Signed sealed and delivered by
DRD (Offshore) Limited
by:

/s/ PF Mathews   /s/ M Wellesley-Wood
PF Mathews   M Wellesley-Wood
Director   Director

Signed sealed and delivered by
DRD (Isle of Man) Limited
by:

/s/ MG Gisborne   /s/ PF Mathews
MG Gisborne   PF Mathews

Secretary/Director   Director

Signed sealed and delivered by
Emperor Mines Limited

by:

/s/ M Wellesley-Wood
M Wellesley-Wood
Director

Signed Sealed and Delivered for **Australia and New Zealand Banking Group Limited** ABN 11 005 357 522 under Power of Attorney dated 18 November 2002 registered in Victoria Permanent Order Book No 277 Page 19 Item 7 by Paul Alexander O'Hern who certifies that he is a Senior Executive and has not received notice of revocation of that power in the presence of:

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Witness Signature   Attorney Signature

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Print Name   Print Name